AB 3/28

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UNIT[...] SECURITIES AND E[...] Washing[...]

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AB 3/7

SEC Mail Processing Section FEB 29 2012 Washington, DC 123

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65165

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Capital Partners, LLC and Subsidiary

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205 Oser Avenue
(No. and Street)

Hauppauge	NY	11788-3710
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Simone (631) 851-0918
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/15

OATH OR AFFIRMATION

I, Anthony Simone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Capital Partners, LLC and Subsidiary, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Martina Gaughan
Notary Public - New York
Suffolk County
My Comm. Expires 8/1/20 13
#01GA6131241

[signature]
Signature

CFO
Title

Martina Gaughan (Drury)
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN CAPITAL PARTNERS, LLC
AND SUBSIDIARY
(A LIMITED LIABILITY COMPANY)

Consolidated Statement of Financial Condition
December 31, 2011
(Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934) Rule 1.10(g) of the Commodity Exchange act as a PUBLIC DOCUMENT)

AMERICAN CAPITAL PARTNERS, LLC AND SUBSIDIARY

Table of Contents
December 31, 2011

PAGE

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue, Suite 802
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

Offices in NYC & Long Island

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
American Capital Partners, LLC

We have audited the accompanying consolidated statement of financial condition of American Capital Partners, LLC and Subsidiary (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the consolidated financial position of American Capital Partners, LLC, and Subsidiary as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 27, 2011

AMERICAN CAPITAL PARTNERS, LLC AND SUBSIDIARY

Consolidated Statement of Financial Condition
December 31, 2011

ASSETS	
Cash and cash equivalents	$ 1,238,270
Receivable from clearing broker - net	711,584
Deposit with clearing organization	100,000
Securities owned - at fair value	13,482
Other assets	386,619
	$ 2,449,955
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable, accrued expenses, and other liabilities	$ 1,637,941
Member's Equity	812,014
	$ 2,449,955

See notes to consolidated financial statement.

1 - Organization and Nature of Business

American Capital Partners, LLC ("ACP") was organized in New York as a limited liability company. ACP is wholly owned by Century Management, LLC ("Parent"), which is wholly owned by ACP Capital Holdings Corp ("ACPHC"). ACP is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

ACP was formed to engage in broker-dealer activities involving a general securities business on an agency and riskless principal basis throughout the United States of America and globally. ACP receives commissions for the purchase and sales of securities from its clearing broker. ACP also conducts proprietary trading activities for its own account through the clearing broker.

ACP is the sole member of ACP Investments, LLC ("ACPI"), a limited liability company, formed pursuant to New York Limited Liability Company Law. ACPI is registered to offer insurance products.

2 - Summary of Significant Accounting Policies

a. ***Cash and Cash Equivalents*** - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

b. ***Securities Transactions*** - Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled. Securities are recorded at fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 820, Fair Value Measurements and Disclosures.

c. ***Revenue Recognition*** - Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC or whose prices are reported by the NASDAQ are recorded on a trade date basis as required by generally accepted accounting principles. Commissions earned from other trading activities are recorded when transactions close between buyers and sellers.

d. ***Principles of Consolidation*** - The accompanying consolidated financial statements include the accounts of ACP and ACPI its wholly owned subsidiary (collectively, the "Company"). All material intercompany balances and transactions have been eliminated in consolidation.

e. ***Employee Loans and Advances*** - The allowance on employee loans and advances is based on management's evaluation of the collectability of the individual outstanding balances.

f. ***Investment Banking*** - Investment banking revenues are reported net of related expenses arising from the securities offered in which the Company acts as a placement agent, and are recorded at the time the transaction is completed, the income is reasonably determinable, and collection is probable.

Continued

g. ***Income Taxes*** - The Company is a single member limited liability company that is treated as a disregarded entity for federal and New York State income tax purposes. As such, ACPHC is required to report the Company's income or loss on its consolidated income tax returns. ACPHC has not provided for a tax sharing or benefit policy for allocating taxes. Accordingly, no provision for income taxes is included in the accompanying consolidated financial statements. ACPHC files federal and New York State tax returns. The earliest tax year that is subject to examination by these taxing authorities is 2008.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

The Company did not have any material unrecognized tax benefits as of December 31, 2011 and does not expect this to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of other expense. As of December 31, 2011, the Company has no accrued interest or penalties related to uncertain tax positions.

h. ***Use of Estimates*** - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

The clearing and depository operations for the Company's and customers' securities transactions are provided by the Clearing Broker pursuant to a clearance agreement. At December 31, 2011, the amount due from the Clearing Broker represents cash deposits maintained at the Clearing Broker and commission revenue and margin interest earned as an introducing broker for transactions of its customers, net of clearing expenses. The amount payable to the Clearing Broker at December 31, 2011 represents margin costs and fees.

Receivable from and payable to the Clearing Broker at December 31, 2011, consist of the following:

	Receivable (Payable)
Cash held in accounts at clearing broker	$ 197,568
Fees and commissions receivable	575,822
Payable to clearing broker	(61,806)
Receivable from clearing broker - net	$ 711,584

Pursuant to the Clearing Agreement, the Company may offset receivable and payable balances in the accounts held at the Clearing Broker.

4 - Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

> ***Level 1*** - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> ***Level 2*** - Inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
>
> ***Level 3*** - Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The following table shows assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and also the level within the fair value hierarchy used to measure each category of assets.

	(Level 1)	*(Level 2)*	*(Level 3)*	*Total*
Securities owned:				
Marketable Equity Securities	$ 13,482	$ -	$ -	$ 13,482
	$ 13,482	$ -	$ -	$ 13,482

Marketable equity securities are valued at the closing price reported in the active market in which the individual securities are traded.

5 - Other Assets

Other assets consist of the following at December 31, 2011:

Employee loans and advances	$ 346,078
Allowance for loan losses	(257,897)
	88,181
Prepaid expenses	239,084
Other	59,354
	$ 386,619

Employee advances are made on a short-term basis and do not bear interest. Funds loaned to certain employees are both short term and long term in nature, and are charged interest at 4.4% per annum.

6 - CONTINGENCIES

The Company is subject to claims which arise in the ordinary course of business which are the result of lawsuits, arbitrations, and regulatory inquiries. The Company has affirmative defenses and is vigorously defending such claims, and in certain matters has counter-claims against the plaintiff. The ultimate outcome of the foregoing claims cannot be predicted with certainty, in the opinion of management. The Company has recorded an estimated reserve of $450,000 inclusive of legal and settlement costs, if any, related to these claims based on information provided by both in-house and outside legal counsel.

The Company entered into an exclusive clearing agreement with its Clearing Broker expiring on March 1, 2019. In the event the agreement is terminated prior to the expiration date, the Company would be obligated to pay a termination fee of $3,000,000. This amount is reduced by $500,000 annually commencing March 1, 2014 through the date of expiration.

7 - RELATED PARTY TRANSACTIONS

The Company has entered into a management and expense sharing agreement with its Parent. An amount of $282,000 was due to the Parent at December 31, 2011 and is included in accrued expenses.

8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital, as defined, of $416,376 which was $307,180 in excess of its required net capital of $109,196. The Company's net capital ratio was 3.93 to 1.

9 - LINE OF CREDIT NOTE - BANK

At December 31, 2011, ACP, LLC had a $50,000 line of credit facility with a financial institution. The balance outstanding under this credit facility was $6,556 at December 31, 2011. Advances under this note bear interest at either the prime rate, LIBOR plus 2.25%, or a negotiated rate, at the Company's option. The borrower may elect to convert interest rates. Advances at December 31, 2011 bear interest at 3.25%.

Continued

10 - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customers' funds and securities to the Clearing Broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or the Clearing Broker is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers and, therefore, there are no excess margin securities.

The Company transacts its business with customers located throughout the United States of America and globally.

The Company maintains cash balances at financial institutions subject to Federal Deposit Insurance Corporation ("FDIC"). At times, amounts on deposit exceed the FDIC insurance limit of $250,000. As of December 31, 2011, the Company's cash balances on deposit exceeded FDIC insured limits by $691,570.